DSM Press Release

DSM, [redacted]
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07026229

DSM

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Heerlen (NL), 15 August 2007

DSM Management Appointments

Royal DSM N.V. announces the following management appointments which will take effect on 1 January 2008. The handover of responsibilities will take place in the fourth quarter of 2007.

Jos Schneiders (1951) will be appointed as President DSM Netherlands BV and DSM Limburg BV. In this position Jos Schneiders, currently President Animal Nutrition and Health (ANH) within DSM Nutritional Products, will succeed **Frans Pistorius** (1948) who will retire at the same date after a career of 22 years with DSM. The appointment of Jos Schneiders is subject to the advice from the relevant Works Councils.

Leendert Staal (1953), at present Business Group Director DSM Pharmaceutical Products, will be appointed President of DSM Nutritional Products, reporting to Stephan Tanda, member of the Managing Board of DSM.

Bob Hartmayer (1952) will be appointed as successor to Leendert Staal as Business Group Director DSM Pharmaceutical Products. He currently holds the position of Business Group Director DSM Elastomers. Further announcements on the succession of Bob Hartmayer will be made in due course.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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